ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2026

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

INFORMATION CIRCULAR

DATED MAY 5, 2026

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group

Canada/US Toll Free: 1-877-452-7184

International: 1-416-304-0211

Text Message: Text "INFO" to 416-304-0211 or 1-877-452-718

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES TODAY.

14th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365  Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders ("Shareholders") of Northern Dynasty Minerals Ltd. (the "Company") will be held at the offices of Northern Dynasty Minerals Ltd., 14th Floor 1040 West Georgia Street, Vancouver, British Columbia, on June 24, 2026 at 10:00 a.m., local time, for the following purposes:

1. to receive the Consolidated Annual Financial Statements for the years ended December 31, 2025 and 2024, the related report of the auditor thereon (the "Annual Financial Statements") and the related Management Discussion and Analysis ("MDA");

2. to elect directors of the Company for the ensuing year, see Election of Directors in the Information Circular;

3. to appoint the auditor for the ensuing year, see Appointment of Auditor in the Information Circular;

4. further to the approval of the Company's Share Option Plan at the 2025 Annual General Meeting, to consider, and if thought advisable, to approve an ordinary resolution of shareholders, approving and authorizing for grant all currently available and unallocated share options issuable pursuant to the Share Option Plan until June 24, 2029, being described in the Information Circular, see Particulars of Matters to be Acted Upon - Approval of Unallocated Entitlements under the Share Option Plan in the Information Circular;

5. to consider any permitted amendment to or variation of any matter identified in this Notice; and to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company's Information Circular (the "Information Circular") dated May 5, 2026 accompanies this Notice of Annual General Meeting (the "Notice").  The Information Circular contains further particulars of matters to be considered at the Meeting.  The Meeting may also consider any permitted amendment to or variation of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof.  Copies of the Annual Financial Statements and MDA will be made available at the Meeting and, along with the Company's Annual Information Form, are available under the Company's SEDAR+ profile at www.sedarplus.ca

Notice-and-Access

The Company has elected to use the notice-and-access model set out in National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (together "Notice-and-Access Provisions") for delivery of proxy materials relating to this Meeting.  The Notice-and-Access Provisions allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (together, the "Proxy Materials") online. Under Notice-and-Access Provisions, instead of receiving paper copies of this Notice and the Information Circular, registered Shareholders of the Company will receive the form of Notice and Access Notification (the "Notification") and the form of proxy (the "Proxy") relevant for the Meeting.  In the case of the Company's beneficial (non-registered) Shareholders, they will receive the Notification and a voting instruction form (the "VIF").  The Proxy/VIF enables Shareholders to vote by proxy.  Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page via the URL address provided and by following the instructions set out below.  Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the Annual Financial Statements and MDA are posted on the Company's website at https://www.northerndynastyminerals.com/investors/agm/.

How to Obtain Paper Copies of the Information Circular

Shareholders may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1400, Vancouver, British Columbia V6E 4H1 or by telephone at 604-684-6365 or 1-800-667-2114.  Shareholders may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for Shareholders to receive and review a paper copy of the Information Circular and then to submit their votes by 10:00 a.m. (PDT) on June 22, 2026 (the "Proxy Deadline"), Shareholders requesting a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than June 14, 2026.  Under Notice-and-Access, Proxy Materials must be available for viewing from the date of posting and for 1 year following the Meeting.  Shareholders may request a paper copy of the Information Circular from the Company at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as "stratification" in relation to its use of Notice-and-Access.  Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the Information Circular to some of its Shareholders with the notice package.  Instead, all Shareholders will receive only the notice package, which must be mailed to them pursuant to Notice-and-Access Provisions, and which will not include a paper copy of the Information Circular.

The Information Circular contains details of matters to be considered and voted on at the Meeting.  Please review the Information Circular before voting.

We recommend all shareholders submit votes by sending in a properly completed and signed form of proxy (or voting instruction form) prior to the Meeting by following instructions in this Information Circular. As of the date hereof the Company intends to hold the Meeting at the location stated in the Notice of Meeting. Should any changes to the Meeting occur, the Company will announce any and all changes by way of news release filed under the Company's profile on SEDAR+ at www.sedarplus.ca as well as on our Company website at www.northerndynastyminerals.com.  Please check our website prior to the Meeting for the most current information. In the event of changes to the Meeting format, the Company will not prepare, or mail amended Proxy Materials.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of Proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.  To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m. (PDT), on June 22, 2026.

Non-registered Shareholders ("Beneficial Shareholders") who hold their Common Shares through a brokerage firm, bank or trust company and plan to attend the Meeting must follow the instructions set out in the accompanying VIF and in the Information Circular in order to cast their vote and ensure that their Common Shares will be voted at the Meeting.

2

The accompanying Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

DATED at Vancouver, British Columbia, May 5, 2026.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

If you have any questions or require assistance with voting your shares, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America), or by email to assistance@laurelhill.com.

3

14th Floor, 1040 West Georgia Street
Vancouver, British Columbia  V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR

i

ii

14th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as of May 5, 2026 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its Shareholders ("Shareholders") to be held on June 24, 2026, at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Northern Dynasty Minerals Ltd.  "Common Shares" means common shares without par value in the capital of the Company.  "Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.  All dollar amounts presented in this Information Circular are in Canadian dollar amounts, unless otherwise stated that they are in United States dollars ("US$").

We recommend all Shareholders submit votes by sending in a properly completed and signed form of proxy (or voting instruction form) prior to the Meeting following instructions in this Information Circular. As of the date hereof the Company intends to hold the Meeting at the location stated in the Notice of Meeting. Should any changes to the Meeting occur, the Company will announce any and all changes by way of news release filed under the Company's profile on SEDAR+ at www.sedarplus.ca as well as on our Company website at https://www.northerndynastyminerals.com/investors/agm/. We strongly recommend you check the Company's website prior to the Meeting for the most current information. In the event of any changes to the Meeting format, the Company will not prepare or mail amended Meeting Proxy Materials.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  The Company has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to act as the Company's proxy solicitation agent and assist the Company in communication with the Company's Shareholders.  In connection with these services, Laurel Hill will receive a fee of $47,500, plus out-of-pocket expenses.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the notice package (defined below) to Beneficial Shareholders by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has chosen to deliver the Meeting proxy materials, including the Notice and Access Notification to Shareholders (the "Notification"), the Notice of Meeting and the management information circular (together, the "Information Circular") and a form of Proxy (the "Proxy") (together, the "Proxy Materials") using Notice-and-Access provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet.  Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), for delivery to registered Shareholders, and in section 2.7.1 of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), for delivery to beneficial Shareholders (together the "Notice-and-Access Provisions").

Notice-and-Access Provisions allow the Company to deliver Proxy Materials to Shareholders by posting the materials on a non-SEDAR+ website (usually the reporting issuer's website or the website of its transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing all the Proxy Materials, in particular the Information Circular.  Shareholders may still choose to receive a paper copy of the Information Circular, and are entitled to request a paper copy of the Information Circular be mailed to them at the Company's expense.

Use of Notice-and-Access Provisions reduces paper waste and the Company's printing and mailing costs.  Under Notice-and-Access Provisions the Company must mail a Notification and a Proxy or a voting information form (together with the Notification, the "notice package") to each Shareholder, including Registered and Beneficial Shareholders, indicating that the Proxy Materials have been posted online and explaining how Shareholders can access them, and how they may obtain a paper copy of the Information Circular, from the Company.  The Information Circular has been posted in full, together with the Notification and the Proxy, on the Company's website at https://www.northerndynastyminerals.com/investors/agm/ and under the Company's SEDAR+ profile at www.sedarplus.ca.

The Information Circular contains details of matters to be considered at the Meeting.

Please review the Information Circular before voting.

How to Obtain a Paper Copy of the Information Circular

Shareholders may request a paper copy of the Information Circular be mailed to them, at no cost, by contacting the Company at 1040 West Georgia Street, Suite 1400, Vancouver, British Columbia V6E 4H1 or by telephone at 604-684-6365 or 1-800-667-2114.  Shareholders may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for Shareholders to receive and review a paper copy of the Information Circular and then to submit their vote by 10:00 a.m. (PDT) on June 22, 2026 (the "Proxy Deadline"), Shareholders requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 14, 2026.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Information Circular can be requested at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

Pursuant to Notice-and-Access Provisions, the Company has set the record date for the Meeting to be at least 40 days prior to the Shareholder meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to Shareholders.  The form of Notification in the Company's notice package (i) provides basic information about the Meeting and the matters to be voted on; (ii) explains how Shareholders can obtain a paper copy of the Information Circular and the related Annual Financial Statements and MDA; and (iii) explains the Notice-and-Access Provisions process.  The notice package which is being mailed to Shareholders by the Company in each case includes the applicable voting document:  the Proxy for Registered Shareholders or a voting information form ("VIF") in the case of Beneficial Shareholders.

The Company will not rely upon the use of "stratification".  Stratification occurs when a reporting issuer using Notice-and-Access Provisions also provides a paper copy of its information circular with the notice package to some of its Shareholders.  Instead, all Shareholders will receive only the notice package, which must be mailed to them under Notice-and-Access Provisions.  All Proxy Materials, which have the information Shareholders require to vote in respect of all resolutions to be voted on at the Meeting, will be posted online. Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless a Shareholder specifically requests one.

Shareholders may call (toll-free) 1-800-667-2114 in order to obtain additional information relating to Notice-and-Access Provisions or to request a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the Proxy contained in the notice package are directors or officers of the Company.  If you are a Registered Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act on your behalf at the Meeting.  You may do so either by inserting the name of that other person, and that person may be you, in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.  If your Common Shares are registered in your name, then you are a Registered Shareholder and you will receive a Proxy for voting your Common Shares.  However, if (like most Shareholders) you keep your Common Shares in a brokerage account, then you are a Beneficial Shareholder and the manner for voting is different than the manner in which a Registered Shareholder votes.  Beneficial Shareholders will receive a VIF, which will allow you to instruct the intermediary holding Common Shares on your behalf on how to vote.  Please read the instructions below carefully.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that may properly come before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy "for" approval of such matter.

Registered Shareholders

Registered Shareholders are encouraged to vote by proxy, and may do so by:

(a) completing, dating and signing the form of Proxy enclosed with the notice package, and returning it to the Company's transfer agent, Computershare Trust Company of Canada ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1; or

(b) by using a touch-tone phone to transmit voting choices to a toll-free number.  Registered Shareholders must follow the instructions of the voice response system and refer to the form of Proxy enclosed with the notice package for the toll-free number, the holder's account number and the proxy access number; or

(c) by using the internet via the website voting page of Computershare at www.investorvote.com.  Registered Shareholders must follow the instructions provided at the voting page and refer to the form of Proxy enclosed with the notice package for the holder's account number and the proxy access number.

In all cases a Registered Shareholder must ensure that the completed Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the Registered Shareholders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited), which acts as nominee for many Canadian brokerage firms.  In the United States of America (the "United States"), the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks).

Intermediaries are required to forward the notice package to the Beneficial Shareholders unless, in the case of certain proxy-related materials, the Beneficial Shareholder has waived the right to receive them.  The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Services, Inc. ("Broadridge").  Broadridge typically mails a scannable VIF to Beneficial Shareholders and asks them to return the VIF to Broadridge.  Alternatively, the Beneficial Shareholder may call a toll-free number or go online to www.proxyvote.com to vote.  The Company may utilize the Broadridge QuickVoteTM service to assist Beneficial Shareholders with voting their shares.  Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently submit their vote directly by telephone.

Beneficial Shareholders cannot use the VIF provided to vote directly at the Meeting.  Should Beneficial Shareholders wish to attend and vote in person at the Meeting, they must insert their names (or the name of such other persons the Beneficial Shareholders choose to attend and vote on their behalf) in the blank space provided for that purpose on the VIF; then the completed VIF must be returned in accordance with the instructions provided, well in advance of the Meeting.

How to Vote

	Registered Shareholders	Beneficial Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

Do You Have Questions?

If you have any questions or require assistance with voting your Common Shares, please contact Laurel Hill Advisory Group by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America), or by email to assistance@laurelhill.com.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and the requirements of the securities laws of the provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation.  Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada, and a portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or a judgment made by, a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the valid notice of revocation to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at Suite 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the Registered Shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must, within sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out above.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 5, 2026 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares.  The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE American ("NYSE American").  As of the Record Date, there were 560,015,162 Common Shares issued and outstanding, each carrying the right to one vote.  No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, there is currently no Shareholder of the Company that beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

Based on publicly available Form 13D filings on EDGAR (www.sec.gov), Kopernik Global Investors, LLC  and Dave Iben, its co-chief investment officer (collectively, the "Reporting Persons") beneficially own 83,628,221.00 common shares of the Company as follows: (a) 44,003,967 common shares are beneficially owned by the Reporting Persons, excluding the common shares described below in (b);  and (b) 36,165,308 common shares of the Company which are  issuable upon the conversion of convertible notes with a term of 10 years from December 18, 2023.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2025, and 2024, the report of the auditor thereon and the related management's discussion and analysis will be placed before the Meeting.  These documents have been filed with the securities commissions or similar regulatory authorities in all Provinces of Canada in which the Company is registered as a reporting issuer, being all Provinces of Canada, except Quebec.  Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1, telephone: 604-684-6365 or 1-800-667-2114.  These documents are also available under the Company's SEDAR+ profile at www.sedarplus.ca.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting by Shareholders or shareholders, as applicable, is required to pass the resolutions described herein.  If, as a result of nominations received in compliance with the Advance Notice Provisions (see "Advance Notice Provisions" below), there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation.  Subject to the Majority Vote Policy (as described below) under which a director may be required to resign after his or her election, the nine (9) nominees receiving the highest number of votes will be elected, even if a director nominee gets fewer "for" votes than "withheld" votes.  Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director's office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes "for" the election of a director nominee at a meeting of Shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee.  The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board will decide within 90 days after the date of the meeting of Shareholders whether to accept or reject the resignation.  The Board will accept the resignation absent exceptional circumstances.  The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the Toronto Stock Exchange.  If the Board does not accept the resignation, the press release will fully state the reasons for the decision.  The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation.  This policy does not apply in circumstances involving contested director elections.

Advance Notice Provisions

The Company's Articles include advance notice provisions (the "Advance Notice Provisions").  The Advance Notice Provisions provide Shareholders, directors and management of the Company with a clear framework for nominating directors.  Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in such notice to the Company for the notice to be in proper written form.

As of the date hereof, the Company has not received notice of any additional director nomination in compliance with the Advance Notice Provisions of the Company's Articles.  If no nominations are received by the Company in compliance with these provisions prior to the Meeting, any nominations which are not by or at the direction of the Board, or an authorized officer of the Company, will be disregarded at the Meeting.

Management's Director Nominees

The Board has determined that nine (9) directors be elected to the Board at the Meeting.  Ms. Siri Genik and Ms. Josie Hickel informed the Board they would not stand for re-election at the Meeting.  The Board has proposed Ms. Robin Bienenstock and Ms. Julie Morman to take the place of Ms. Genik and Ms. Hickel.  The following disclosure and accompanying biographical information sets out the names of management's nine (9) nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, if applicable, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction.  The information as to Common Shares ("Shares"), options, DSUs and RSUs beneficially owned or controlled is based on insider reports filed on www.sedi.ca as at May 5, 2026 for current directors and the representations of Ms. Bienenstock and Ms. Morman.

Name of Nominee; Current Position with the Company, and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Desmond M. Balakrishnan Director British Columbia, Canada	Since December 2015	92,962 200,000 84,014	Shares[5] Options DSUs
Robin Bienenstock Nominee Director British Columbia, Canada	Nominee	Nil
Robert A. Dickinson Chairman and Director British Columbia, Canada	Since June 1994	3,339,307 90,000	Shares[6] RSUs
Wayne Kirk [1,2,3] Director Washington, United States	Since March 2021	342,000 200,000 247,377	Shares Options DSUs
Stephen Meyer[1] Director Pennsylvania, United States	Since January 2026	6,335	DSUs
Julie Morman Nominee Director Alaska, United States	Nominee	Nil
Kenneth W. Pickering [1],2,3, 4 Director British Columbia, Canada	Since August 2013	276,000 200,000 125,268	Shares [7] Options DSUs
Isabel Satra [4] Director Tampa, Florida	Since March 2023	Nil
Ronald W. Thiessen President, CEO and Director British Columbia, Canada	Since November 1995	5,095,081 3,204,000 350,000	Shares Options RSUs

Notes:

1. Member of the Audit and Risk Committee.  Mr. Meyer serves as Chair.

2. Member of the Nominating and Governance Committee.  Mr. Kirk serves as Chair.  Ms. Genik is a member of the Nominating and Governance Committee, and has elected not to stand for re-election as a direction of the Company at the Meeting.  Accordingly, the committee will be reconstituted following the Meeting.

3. Member of the Compensation Committee.  Mr. Pickering serves as Chair.  Ms. Genik and Ms. Hickel are members of the Compensation Committee, and have elected not to stand for re-election as directors of the Company at the Meeting.  Accordingly, the Committee will be reconstituted following the Meeting.

4. Member of the Sustainability Committee. Ms. Siri Genik currently serves as Chair.  Ms. Genik and Ms. Hickel, also a member of the Sustainability Committee, have elected not to stand for re-election as directors of the Company at the Meeting.  Accordingly, the Committee will be reconstituted following the Meeting.

5. Mr. Balakrishnan holds 85,062 of these Common Shares through his affiliate, Balakrishnan Law Corporation.

6. Mr. Dickinson holds 700,000 of these Common Shares through an affiliated private company, United Mineral Services Ltd., of which Mr. Dickinson is a majority shareholder.

7. Mr. Pickering holds 60,000 of these Common Shares through his affiliate, Kenneth Pickering Mining Consultant Ltd.

Biographical Information of Nominees for Director

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Desmond M. Balakrishnan BA., LLB. - Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004.  McMillan serves as the Company's Canadian counsel.  Mr. Balakrishnan has been lead counsel on over $3 billion in financing transactions and in mergers and acquisitions aggregating more than $6 billion.  He also serves as a director and/or officer of several resource, finance and gaming firms.  He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (with Distinction) from the University of Alberta.

Mr. Balakrishnan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	December 2015	Present
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
GrowMax Resources Corp.	TSX-V	Director	May 2020	Present
Karam Minerals Inc.	CSE	Director	November 2018	March 2024
Ynvisible Interactive Inc. (formerly Network Exploration Ltd.)	TSX-V	Secretary	May 2008	Present
Axcap Ventures Inc. (formerly Netcoins Holdings Inc.)	CSE	Director	August 2018	Present
Solution Financial Inc.	TSX	Director	December 2010	Present
Strategem Capital Corp.	TSX-V	Director	October 2020	Present
Basin Uranium Corp. (formerly Blackshield Metals Corp.	CSE	Director	January 2020	September 2025
Cognetivity Neurosciences Ltd.	CSE	Director	October 2021	Present
Coloured Ties Capital Inc. (formerly GrowMax Resources Corp.)	TSX-V	Director	April 2020	Present
Dominus Acquisitions Corp.	TSX-V	Director	December 2020	Present
Eat Well Investment Group Inc.	CSE	Director	October 2021	Present
Planet Ventures Inc.	TSX-V	Director	July 2015	Present

Robin Bienenstock - Director Nominee

Ms. Bienenstock has decades of blue-chip experience in capital-intense, infrastructure businesses and finance related ventures both public and private. She has wide-ranging capital markets experience including investment banking, private equity, venture capital, management consultancy and equity research. She has held senior positions with Resource Capital Funds, RBMP Capital / Marlin Sams, Sanford C Bernstein and McKinsey & Company.  She received a B.A., Politics, Philosophy & Economics from Oxford University, and M.A. from SDA Bocconi, and was a University of Toronto, Candidate Ph.D., International Relations Canadian Defence Scholar. Ms. Bienenstock's nomination followed a process undertaken by the Board of Directors in conjunction with the Nominating and Governance Committee.

Ms. Bienenstock is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Cogeco Inc.	TSX	Director	October 2024	Present
Cogeco Communications Inc.	TSX	Director	October 2020	Present
Torex Gold Resources Inc.	TSX	Director	June 2020	June 2021

Robert A. Dickinson, B.Sc., M.Sc. - Director and Chairman of the Board

Robert Dickinson has been actively involved in mineral exploration and mine development for over 47 years, and was inducted into the Canadian Mining Hall of Fame in 2012.  He is Chairman of HDI and HDSI (both defined below), as well as a director and member of the management team of a number of public companies associated with HDI and HDSI.  He is also President and Director of United Mineral Services Ltd., a private resources company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	May 2023
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	Present
		Chairman	May 2022
Taseko Mines Limited	TSX, NYSE American	Director	January 1991	Present

Wayne Kirk, LL.B - Director

Wayne Kirk has over 35 years of experience as a corporate attorney, including nine years' experience as Vice President, General Counsel and Corporate Secretary of Homestake Mining Company, and over 20 years of experience as a director of publicly held companies.  Mr. Kirk holds a B.A. in Economics (Distinction) from the University of California (Berkeley) and an LL.B (magna cum laude) degree from Harvard University.  He has been a member of the California Bar since 1969.  He was also a director of the Company from July 2004 to February 2016.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	March 2021	Present
Nickel Creek Platinum Corp.	TSX-V	Director	March 2016	Present

Stephen Meyer - Director

Mr. Meyer is President and CEO of a private equity real estate firm that manages investment offerings which primarily invest in distressed assets and mortgages as well as residential and commercial real estate opportunities throughout the United States.  He has over 30 years experience in investment management and is a Board Member of Quicken Inc., a private financial technology firm specializing in personal finance software.  Mr. Meyer's appointment followed a process undertaken by the Board of Directors in conjunction with the Nominating and Corporate Governance Committee to replace Mr. Christian Milau who had resigned from the Board of Directors and as Chair of the Audit and Risk Committee in September 2025.

Mr. Meyer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	January 2026	Present

Julie Morman - Director

Ms. Morman has over 30 years' experience as an executive in commercial operations serving most recently as the Chief Financial Officer of Doyon, Limited, a large Alaska native Corporation, where she oversaw and directed all businesses of Doyon, Limited through its subsidiaries and joint ventures, and prior to that served with 3M as General Manager, 3M US Atlantic & Pacific Branches, Anchorage, Alaska where she had responsibility for a $100 million business that drove sales for thirty-five corporate divisions and provided executive leadership for 3M offshore branches in Alaska, Guam, Hawaii & Puerto Rico.  Ms. Morman holds an MBA from the Carlson School of Management at the University of Minnesota  and holds a Bachelor of Science in Chemical Engineering from Montana State University.  Ms. Morman's nomination followed a process undertaken by the Board of Directors in conjunction with the Nominating and Governance Committee.

Ms. Morman is not currently, nor has she been at any time during the past five years, an officer or director of any public company.

Kenneth W. Pickering, P. Eng. - Director

Mr. Pickering is a Professional Engineer and mining executive with 41 years of experience in a variety of capacities in the natural resources industry.  He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	September 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
Taseko Mines Limited	TSX, NYSE American	Director	December 2018	Present
Teck Resources Limited	TSX, NYSE	Director	March 2015	September 2022

Isabel Satra - Director

Isabel Satra is an analyst covering the utilities sector and co-Portfolio Manager of the Kopernik Global Long-Term Opportunities strategy.  She is a currently a principal at Kopernik Global Investors and serves as the firm's CFO.  Isabel has been in the investment industry since 2004.  Earlier in her career, she held positions at Vinik Asset Management, Tradewinds Global Investors, NWQ Investment Management, Ceramic Solutions, and Rocketdyne.  Isabel has a Bachelor of Science in engineering from Rutgers University and an MBA from the University of California, Irvine.

Ms. Satra, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	June 2023	Present

Ronald W. Thiessen, FCPA, FCA - President, Chief Executive Officer and Director

Mr. Thiessen is a Chartered Professional Accountant (Chartered Accountant) with professional experience in finance, taxation, mergers, acquisitions and re-organizations.  Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies.  Mr. Thiessen is a director of HDI and HDSI (both defined below), as well as a director and member of the management team of a number of public companies associated with HDI and HDSI and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	November 1995	Present
		President, CEO	November 2001	Present
Taseko Mines Limited	TSX, NYSE American	Director	October 1993	Present
		Chairman	May 2006	Present

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Director Information Table

	INDEPENDENT DIRECTORS
COMMITTEE MEMBERSHIP
Audit & Risk Committee		●	●		●
Nominating & Governance Committee		●			●
Compensation Committee					●
Sustainability Committee					●			●
ADDITIONAL INFORMATION
Director Since	Nominee	2021	2026	Nominee	2013	2015	1994	2023	1995
2025 "For" Votes (%)	N/A	96.26	N/A	N/A	96.77	67.53	96.98	96.97	97.38
Other Public Company Boards	2	1	Nil	Nil	2	11	3	Nil	1

Board Response to Low Support at the 2025 AGM and Other Concerns for Certain Directors

Last year, while all director nominees were successfully elected to the Board, Desmond Balakrishnan received less Shareholder support than other directors, although he still achieved majority support at 67.53%.

Certain Shareholders and the proxy advisors have expressed concerns about the number of directorships held by Mr. Balakrishnan and questioned whether his effectiveness at Northern Dynasty would suffer due to such commitments.

To gain a better understanding of the concerns regarding Mr. Balakrishnan's over-boarding, we have reached out to certain of our largest institutional shareholders in an attempt to gather feedback to guide our response to their concerns.

The Board understands the reasons and concerns regarding over-boarding in general. However, the Board values the knowledge, experience and additional perspective of directors who sit on boards of other publicly traded companies provided they do not interfere with their commitment to Northern Dynasty. The Board does not believe the contributions of Mr. Balakrishnan have been adversely impacted by his other commitments. Mr. Balakrishnan has perfect attendance, attending 100% of all Board meetings held in the last fiscal year, is well prepared, and contributes significantly to discussions and deliberations. In addition, the majority of Mr. Balakrishnan's director positions are with TSX-V and CSE listed issuers. His active participation and high-levels of engagement, coupled with his diverse experience and depth of knowledge in the mining industry, render Mr. Balakrishnan a key member of the Board.

Since there is no evidence that his effectiveness as a director of Northern Dynasty has suffered as a result of his other commitments the Board and Nominating & Governance Committee are satisfied that the nomination of Mr. Balakrishnan is supported despite the number of directorships appearing to be excessive by some measures.

Certain proxy advisors have made comments in the past regarding the number of Robert Dickinson's other board associations and how that could potentially impair his effectiveness. Annually we evaluate the effectiveness of every director, including Mr. Dickinson which includes an evaluation of attendance, contribution, and ability provide the oversight required by a director. Mr. Dickinson has perfect attendance, is effective as a director and is valued for his service. There is no indication that his other board commitments have impaired his effectiveness at the Company.

We will continue to monitor board effectiveness for all directors and take appropriate action as required to maintain a high level of governance and oversight.

Bankruptcies, Penalties, Sanctions or Cease-Trade Orders

Except as outlined below, within the 10 years preceding the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company) or acted in that capacity for a company that was:

(a) subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or  has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d) subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Robin Bienenstock was a Member of the Board of Directors of Oi Communications S.A., a Brazilian Telecommunications Company from 2014 to June 2016 during a complex credit restructuring. She resigned on June 10, 2026. The Company applied for Judicial Reorganisation later in 2016.

Multiple Directorships

Other than Ms. Bienenstock, Mr. Meyer, Ms. Morman, and Ms. Satra, the directors of the Company also serve as directors of other companies involved in natural resource development. It may occur from time to time that, as a consequence of a particular director's activity in the mining and mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves.  Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company's properties or the properties of that other company.  Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company whose board the director serves.  In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him.  The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise, and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

APPOINTMENT OF AUDITOR

Deloitte LLP ("Deloitte"), Chartered Professional Accountants, and Independent Registered Public Accounting Firm, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for appointment as auditor of the Company.  Deloitte was first appointed auditor of the Company in 2009.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the "Governance Manual"), dated May 2, 2025.  The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company's internal financial controls and management information systems.  The Governance Manual also includes written charters for each committee and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. The Manual also provides director share ownership guidelines whereby an appropriate level of share ownership for each director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years. Further, in the Governance Manual the Board encourages but does not require continuing education for all the Company's directors.  A copy of the Governance Manual is available for review on the Company's website at www.northerndynastyminerals.com under the About US / Corporate Governance tab.

Composition of the Board of Directors

Applicable governance policies require that a listed issuer's board of directors determine the status of each director as independent or not, based on each director's interest in or other relationship with, the Company.  Governance authorities generally recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below)

A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and the board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances.  The Company's policies allow for retention of independent advisors for members of the board of directors when they consider it advisable.

Under the policies, an "independent" director is one who "has no direct or indirect material relationship" with the Company.  Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director's independent judgment.  A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or employed by the Company's external auditor.  An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company's executive officers served at the same time on that entity's Compensation Committee is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is proposing nine (9) nominees to be elected to the office of director, five (5) of whom can be considered independent directors.  The independent nominees are Robin Bienenstock, Julie Morman, Wayne Kirk, Stephen Meyer and Ken Pickering.  These nominees are considered independent by virtue of not being executive officers of the Company, having received no compensation other than in their role as directors or not having a direct or indirect material relationship with the Company.  The non-independent directors (and the reasons for that status) are: Robert Dickinson (Chairman of the Board and geological consultant for the Company), Ronald Thiessen (President and CEO), Desmond Balakrishnan (a partner of McMillan LLP, legal counsel to the Company) and Isabel Satra (a principal of Kopernik Global Investors, LLC ("Kopernik"), a significant shareholder of the Company that also participated in material financing initiatives undertaken by the Company, including the December 2023 US$15 million convertible note offering on behalf of funds managed thereby).

Messrs. Dickinson and Thiessen serve together on boards of directors of other publicly traded companies associated with Hunter Dickinson Inc. ("HDI"), a private company in which Messrs. Dickinson and Thiessen also serve as directors.  As described in the Company's Annual Information Form, HDI is the parent company of Hunter Dickinson Services Inc. ("HDSI"), which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company at a cost which in the Board's view does not exceed the fair market value of such services.  HDSI employs members of the executive management of some of these public companies (of which the Company is one) and in turn invoices those companies for their share of these services, pursuant to annually set rates.

The Board's Nominating and Governance Committee (the "NG Committee") formalizes the process of ensuring high calibre directors and proper director succession planning.  The NG Committee currently consists of Wayne Kirk (Chair), Siri Genik, and Ken Pickering (interim), all of whom are independent (discussed above). Ms. Genik has elected not to stand for re-election as a director at the Meeting, so the NG Committee will be reconstituted following the Meeting.

The Board monitors the activities of senior management through regular meetings and discussions amongst the Board and between the Board and senior management.  The Board is of the view that communication between senior management, members of the Board and shareholders is good.  Meetings of independent directors are not held on a regularly scheduled basis but communications among this group occur on an ongoing basis and, as needs arise, from regularly scheduled meetings of the plenary Board or otherwise.  The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby.

The former Lead Director of the Company resigned as a director of the Company in September 2025.  As a result of the proposed election of two new independent directors which is expected to take place at the Meeting, the new group of independent directors will need to appoint a new Lead Director.  This will take place after the Meeting.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company's management.  The Board is satisfied with the integrity of the Company's internal control and financial management information systems.

Committees of the Board of Directors

Applicable regulatory governance policies require that (i) the Board's Audit and Risk Committee be composed only of independent directors, and the role of the Audit and Risk Committee be specifically defined and include the responsibility for overseeing management's system of internal controls, (ii) the Audit and Risk Committee have direct access to the Company's external auditor, (iii) other committees of the Board be composed of at least a majority of independent directors, (iv) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company's approach to governance issues, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The following committees have been established by the members of Northern Dynasty's Board of Directors, and all of the Committee members, other than certain Sustainability Committee members, are independent:

Committee	Membership
Audit and Risk Committee	Stephen Meyer (Chair) Wayne Kirk Ken Pickering
Compensation Committee	Ken Pickering (Chair) Siri Genik Josie Hickel
Nominating and Governance Committee	Wayne Kirk (Chair) Ken Pickering (interim) Siri Genik
Sustainability Committee	Siri Genik (Chair) Josie Hickel Ken Pickering Isabel Satra (non-independent)

Siri Genik and Josie Hickel have elected not to stand for re-election as directors of the Company at the Meeting.  Accordingly, the Compensation Committee, the Nominating and Governance Committee and the Sustainability Committee will be reconstituted following the Meeting.

Audit and Risk Committee

For information concerning the Audit and Risk Committee, please see Item 19 and Appendix A of the Company's Annual Information Form dated March 30, 2026, which was filed on March 30, 2026 under the Company's SEDAR+ profile at www.sedarplus.ca.

Compensation Committee

The Compensation Committee recommends compensation for the directors and executive officers of the Company.  See further disclosure under the heading, "Statement of Executive Compensation".  The Compensation Committee charter is included in the Governance Manual and is available for viewing or can be downloaded from the Company's website under About Us / Corporate Governance at www.northerndynastyminerals.com.

The function of the Compensation Committee includes review, on an annual basis, of the compensation paid to the Company's executive officers and directors, review of the performance of the Company's executive officers and making recommendations on compensation to the Board.

The Compensation Committee administers the Company's share option plan and periodically considers the grant of share options thereunder.  Share options have been granted to the executive officers and directors and certain other service providers, taking into account competitive compensation factors and the belief that share options help align the interests of executive officers, directors and service providers with the interests of shareholders.

The Compensation Committee also administers the Company's Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan") and Restricted Share Unit Plan (the "RSU Plan").

Nominating and Governance Committee ("NG Committee")

The NG Committee Charter is included in the Governance Manual and is available for viewing or downloading from the Company's website under About Us / Corporate Governance at www.northerndynastyminerals.com.

The NG Committee has been given the responsibility of developing and recommending to the Board the Company's approach to corporate governance and of assisting members of the Board in carrying out their duties.  The NG Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with proper governance practices.

The nominating function of the NG Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company.

The NG Committee does not set specific minimum qualifications for director positions.  Instead, the NG Committee believes that nominations for election or re-election to the Board should be based on a particular candidate's skills and the Company's needs after taking into account the current composition of the Board.  When evaluating candidates annually for nomination for election, the NG Committee considers each individual's skills, the overall diversity needs of the Board (skills mix, age profiles, gender, ethnicity, work and life experience) and independence and time availability.

The NG Committee seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations, as well as independence, financial expertise, public company experience, sound judgment and reputation.

Sustainability Committee

The Sustainability Committee Charter is included in the Corporate Governance Manual and is available for viewing or downloading from the Company's website at www.northerndynastyminerals.com under About Us / Corporate Governance.

The principal purpose of the Sustainability Committee is to review, monitor and assess, on behalf of the Board of Directors, the policies and practices of the Company as they relate to the environment, the health and safety of employees in the workplace, and sustainable development and social corporate objectives.

Board Diversity

The NG Committee believes that a diverse Board offers depth of perspective and enhances Board operations.  As such, the NG Committee strives to identify candidates with the ability to strengthen the Board.  The NG Committee does not specifically define diversity, but considers diversity of experience, education, ethnicity and gender, as part of its overall annual evaluation of director nominees.  The Board appreciates that women have been underrepresented on Canadian boards, and the Board believes that enhancing gender diversity will strengthen the Board.  However, the Board does not establish quotas for any selection criteria, as the composition of the Board is based on numerous factors and the character of a candidate, and the selection is often a function of the "best available" candidate.

The Company has adopted an express policy specifically addressing gender diversity.  A copy of the Board Diversity Policy is set out as Appendix 11 to the Governance Manual.  The Company continues in its efforts to enhance Board diversity and to meet the stated Board Diversity Policy targets on female representation on the Board. Although the Board was successful in recruiting three female directors in 2023 and 2024, the Board has continued with its efforts to recruit additional female and other diverse directors in accordance with its Diversity Policy.  In this regard, the Company has recruited Robin Bienenstock and Julie Morman as nominees for election as directors of the Company at the Meeting.

Director Term Limits

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.  However, review by the NG Committee of the performance of all Board members and senior officers of the Company is ongoing and it is within the mandate of the NG Committee to keep within its scope the possibility of imposing such limits in the future.

Code of Ethics

The Company's code of ethics, as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment.  Pursuant to its code of ethics the Company will not tolerate any form of discrimination or harassment in the workplace.

Board and Committee Assessments

The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole.  This function is carried out annually under the direction of the NG Committee and those assessments are then provided to the committees and the Board.

Board of Directors Decisions

Good governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for its board of directors and for the chief executive officer, including the definition of limits to management's responsibilities.  Any responsibility which is not delegated to the Company's senior management or to a Board committee remains with the full Board.  The Board has approved written position descriptions for the Board Chair and the Chair of each of the Board Committees.  The Company is in the process of completing an updated position description for the CEO.

The Board generally requires that all material transactions (including those in excess of $5 million) receive prior Board approval.  In this regard, virtually all financing transactions are considered material to the Company.  Any property acquisitions and significant work programs in excess of $5 million must also receive approval of the Board.  The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors' Attendance of Meetings

Good governance policies require that (i) the board of directors of every listed corporation implement a process for assessing the effectiveness of the Board and its committees, and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board of directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The following table sets forth the record of attendance of Board of Directors and Board Committee meetings by Directors for the 12-month period ended December 31, 2025:

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	Nominating and Governance Committee	Compensation Committee	Sustainability Committee
Desmond Balakrishnan	3 of 3	N/A	N/A	N/A	N/A
Robin Bienenstock	N/A	N/A	N/A	N/A	N/A
Robert Dickinson	3 of 3	N/A	N/A	N/A	N/A
Siri C. Genik [1]	3 of 3	N/A	3 of 3	1 of 1	3 of 4
Josie L. Hickel [1]	3 of 3	N/A	N/A	1 of 1	3 of 4
Wayne Kirk	3 of 3	4 of 4	3 of 3	N/A	N/A
Stephen Meyer[2]	N/A	N/A	N/A	N/A	N/A
Christian Milau [3]	1 of 3	3 of 4	1 of 3	N/A	1 of 4
Julie Morman	N/A	N/A	N/A	N/A	N/A
Ken Pickering [4]	3 of 3	4 of 4	1 of 3	1 of 1	1 of 4
Isabel Satra	3 of 3	N/A	N/A	N/A	4 of 4
Ronald Thiessen	3 of 3	N/A	N/A	N/A	N/A

Notes:

1. Ms. Genik and Ms. Hickel have elected not to stand for re-election as directors of the Company at the Meeting.

2. Mr. Meyer was appointed a director in January 2026, following the end of the 2025 financial year end.

3. Mr. Milau resigned from the Board of Directors in September 2025.

4. Mr. Pickering was appointed to the Nominating and Governance Committee on November 11, 2025,  One meeting of the Committee took place thereafter.

In addition, the Board of Directors receives regular reports from the Chair of each Committee at regularly scheduled meetings of the Board of Directors.

Directorships

The section entitled "Election of Directors" above gives details of other reporting issuers of which each director is a director and/or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized.  When new directors are appointed, they generally are acquainted with the Company's mineral project(s) and the expectations of directors, or they would receive orientation commensurate with their previous experience on the Company's properties, business, technology and industry and the responsibilities of directors.  Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Governance Manual and which is available for viewing and downloading from the Company's website at www.northerndynastyminerals.com under About Us / Corporate Governance.  In addition, the Board has implemented an annual procedure whereby directors and officers sign off on and ratify that they have read and understand the Company's code of ethics and that they are unaware of any violations thereof.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.  The NG Committee recommended to the Board the nine (9) nominees for election as director in 2026.  See the description of the NG Committee above under the heading, "Committees of the Board of Directors".

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.  The NG Committee oversees an annual formal assessment of the Board and its four main committees namely the Audit and Risk Committee, Compensation Committee , NG Committee and the Sustainability  Committee.  The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

Shareholder Engagement

The Board of Directors believes that regular and constructive engagement between the Board and the Company's shareholders on governance matters is of primary importance.  Accordingly, the Board has adopted a Policy on Engagement with Shareholders on Governance Matters reflecting the foregoing, a copy of which is included as Appendix 10 to the Governance Manual and is available for viewing and downloading from the Company's website at www.northerndynastyminerals.com under About Us / Corporate Governance.

Other Governance Matters - Compensation Clawback Policy

The Board has approved a Compensation Clawback Policy.  Specifically, the Board approved a Policy for the Recovery of Erroneously Awarded Incentive Based Compensation (the "Compensation Clawback Policy") effective on August 14, 2023, as required by the NYSE American stock exchange. The Board believes that having a compensation clawback policy is in line with good governance practices.  The Compensation Clawback Policy is designed to facilitate reasonably prompt recovery by the Company of the amount of any incentive-based compensation that is deemed to have been erroneously awarded in the event that the Company is required to restate its financial statements due to material non-compliance with any financial reporting requirement under relevant securities laws.

In that event that the Company is required to prepare an accounting restatement, the Company will  promptly take action to recover the amount of any erroneously awarded incentive-based compensation that has been received by each applicable executive officer:

(a) after beginning services as an executive officer;

(b) who served as executive officer at any time during the performance period for that incentive-based compensation;

(c) while the Company has a class of securities listed on NYSE American (or another national securities exchange in the United States or Nasdaq); and

(d) during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the relevant accounting statement that was the subject of the accounting restatement.

The full text of the Compensation Clawback Policy is contained in Appendix 12 to the Company's Governance Manual which is available for viewing and downloading from the Company's website at www.northerndynastyminerals.com under About Us / Corporate Governance.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

In this section "Named Executive Officer" (or "NEO") means each of the following individuals:

(a) the Chief Executive Officer ("CEO");

(b) the Chief Financial Officer ("CFO");

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2025.

The NEOs of the Company as of December 31, 2025, are as follows:

  Mr. Ronald Thiessen - President and CEO of the Company;

  Mr. Mark Peters - CFO of the Company;

  Mr. John Shively - CEO of Pebble Limited Partnership ("PLP");

  Mr. James Fueg - PLP Senior Permitting Advisor; and

  Mr. Stephen Hodgson -Vice President Engineering of the Company.

The following disclosure sets out the compensation payable to each NEO and director for the financial year ended December 31, 2025.

Compensation Committee

As indicated above, the Company's Compensation Committee (the "Committee") assists the Board in carrying out its responsibilities relating to executive and director compensation.  The Committee charter is included in the Governance Manual and is available for viewing and downloading from the Company's website at www.northerndynastyminerals.com under About Us / Corporate Governance

The current members of the Committee of the Company are Ken Pickering (Chair), Siri Genik and Josie Hickel, all of whom are independent directors.  The Committee had one formal meeting during the year. Ms. Genik and Ms. Hickel have elected not to stand for re-election as directors of the Company at the Meeting. Accordingly, the Committee will be reconstituted following the Meeting.

All the Committee members, other than Ms. Hickel, serve on other boards of publicly traded mining companies and the Committee members all possess the skills and experience that enable the Committee to make decisions on the suitability of the Company's compensation policies and practices.  See disclosure under "Biographical Information of Nominees for Director" for relevant education and experience of the Committee.

As a result of their education and experience, each member of the Committee has familiarity with, an understanding of, or experience in:

(a) reviewing compensation philosophy, including base compensation structures and incentive programs;

(b) reviewing specific executive and director compensation;

(c) administering of share option and other equity-based compensation plans and the determination of equity-based compensation grants; and

(d) reviewing performance goals and the assessments of corporate officers.

The Committee has, among other things, the following duties, responsibilities and authority:

i. to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees.  The Committee reviews director compensation at least annually.

ii. to annually review the Company's base compensation structure and the Company's incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

iii. to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

iv. to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and recommend incentive compensation participation levels for Officers under any such incentive compensation plan.  In determining the incentive component of compensation, the Committee will consider the Company's performance and relative Shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

v. to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

vi. to periodically review with the Chairman and CEO their assessments of Officers and succession plans and make recommendations to the Board regarding appointment of Officers.

vii. to administer the Company's share option and other equity-based compensation plans and determine the grants of share options and other equity-based compensation.

viii. to recommend to the NG Committee the qualifications and criteria for membership on the Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Committee members as aforementioned. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management, although the Committee guides it in this role.  As part of its mandate, the Board determines the type and amount of compensation for the Company's executive officers.  In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Committee receives competitive market information on compensation levels for executives.  The Company's compensation policies and programs are designed to be competitive with similar mining exploration companies and to recognize and reward executive performance consistent with the success of the Company's business.

Philosophy and Objectives

The Company's senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its equity-based compensation plans.

Base Salary

In the Board's view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.  The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEOs for efforts expended on behalf of the Company.

The salary to be paid to a particular NEO is determined by gathering salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications.  Payment of a cash salary fits within the objectives of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Bonus Compensation

There are currently no performance goals set by the Company for executive bonus compensation.  Bonus compensation is awarded at the discretion of the Board, and the Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses.  The Company's objective is to achieve certain strategic objectives and milestones relating to the Pebble Limited Partnership.  The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the grant of bonuses.

The Company also obtains salary and bonus information through its affiliation with the HDI group of companies.  No fees were paid directly to HDSI or any consultant for compensation services for the last three financial years.

All Other Fees

There were no other fees paid to any consultants or advisors, which relate to executive compensation.

Equity Participation

The Company has a share option plan (the "Share Option Plan"), which was last approved by shareholders on June 19, 2025.  The Share Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders, and foster their continued association with the Company.  At the Meeting and consistent with the approval of the continuation of the Share Option Plan, shareholders will be asked to approve and authorize for grant, all currently available and unallocated share options issuable pursuant to the Share Option Plan, as amended and in effect, until June 24, 2029.  Please see the heading entitled "Particulars of Matters to be Acted Upon" for further information.

The Company also has a Restricted Share Unit Plan (the "RSU Plan") and a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan") both of which were initially approved by the shareholders in July 2015, and were last approved by the shareholders, as amended, at the Company's annual shareholder meeting held June 19, 2025.

See disclosure below under Securities Authorized for Issuance under Equity Compensation Plans and under Particulars of Matters to be Acted Upon for disclosure concerning the DSU Plan, RSU Plan and Share Option Plan, including the material terms of each plan.

General

The Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any officer or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on officers and directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Company equity securities granted as compensation or held, directly or indirectly, by the officer or director.  For the years ended December 31, 2025 and 2024 no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of Company equity securities.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative Shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Index.

In late 2020, the Company's share price declined following the United States Army Corps of Engineers ("USACE") 2020 record of decision ("ROD") rejecting the Pebble Partnership's permit application.  The Company's share price then stabilized but declined once more in 2022 when the United States Environmental Protection Agency ("EPA") re-initiated its pre-emptive veto process.  The EPA issued a Final Determination under the Clean Water Act in January 2023.  The USACE remanded certain elements of the 2020 ROD to the USACE's Alaska District under the Administrative Appeal Decision, however, the Alaska District informed the Company in April 2024 that it has declined to engage in the remand process, citing the intervening EPA's Final Determination.  In late 2024, with the change in the United States administration, the Company's share price increased as the new administration was seen to be more favourable to mining and so potentially to the Pebble Project.  The Company's share price continued on an upward trajectory in 2025 as the Company and the EPA agreed to hold the Company's litigation in abeyance in order to provide more time for the new EPA administration to evaluate the issues in the litigation, as well as on the announcement by the Company that it was in talks with the EPA for a settlement.  However, in mid-July 2025 the Company announced that it had filed a motion in the United States Federal District Court in Alaska (the "Court") seeking a summary judgement briefing schedule as no settlement was reached with the EPA.  This halted the upward movement in the Company's share price and the share price decreased.  The Company's share price then recovered when the Company filed its summary brief with the Court as per the schedule and has continued to be on an upward trend.  The Company's share price remains uncertain.  Further details are discussed in the Company's Annual Information Form and the Company's other continuous disclosure documents.  NEO compensation in 2020 was high due to the grant of options and the fair value attributed to the grant, the payment of bonuses and a retroactive salary increase.  In 2021, NEO compensation decreased as no options were granted.  In 2022, NEO compensation increased as result of the granting of options.  In 2023 and 2024, NEO compensation was lower than 2022 as no options were granted.  In 2025, the Company granted RSUs which increased NEO compensation as compared to the prior year.

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compen- sation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Ronald Thiessen President & CEO 2	2025	506,000	381,500	-	-	-	-	-	887,500
	2024	506,000	-	-	-	-	-	-	506,000
	2023	506,000	-	-	-	-	-	-	506,000
Mark Peters CFO 2	2025	275,000	196,200	-	-	-	-	-	471,250
	2024	275,000	-	-	-	-	-	-	275,000
	2023	275,000	-	-	-	-	-	-	275,000
John Shively PLP CEO 1, 3	2025	838,692	109,000	-	-	-	-	29,354 [5]	977,046
	2024	822,030	-	-	-	-	-	28,455 [5]	850,485
	2023	809,717	-	-	-	-	-	26,721 [5]	836,438
James Fueg PLP Senior Permitting Advisor 1, [3]	2025	209,673	-	-	-	-	-	12,580 [5]	222,253
	2024	205,508	-	-	-	-	-	12,330 [5]	217,838
	2023	407,713	-	-	-	-	-	92,900 5, ,8	500,613
Stephen Hodgson VP Engineering 1,4	2025	135,174	136,250	-	-	-	-	1,772 [7]	273,196
	2024	165,589	-	-	-	-	-	2,884 [7]	168,473
	2023	219,794	-	-	-	-	-	2,845 [7]	222,639

Notes:

1. Messrs. Shively and Fueg were paid in United States dollars ("US dollars"). The following annual average exchange rates have been applied where applicable:

	2025	2024	2023
US$ for $1.00	0.7154	0.7299	0.7410

2. Salaries shown for Messrs. Thiessen and Peters are paid by the Company directly to HDSI. Mr. Thiessen, who is a director and CEO of HDSI, and Mr. Peters, who is the CFO of HDSI, spend the majority of their time providing services to the Company.

3. Mr. Shively, and Mr. Fueg, who previously held the position of Senior Vice President for PLP until mid-2023 and currently is Senior Permitting Advisor, are employed and paid through a subsidiary of the Company.

4. Mr. Hodgson, who is employed by HDSI, has led the Company's engineering team as VP Engineering since 2005.  The numbers reflected in the table are amounts paid directly to Mr. Hodgson.

5. A subsidiary of the Company has a 401(k)-retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar-for-dollar Company match up to 6% of their pay, subject to United States Internal Revenue Service limitations.

6. Messrs. Thiessen, Peters, Shively and Hodgson were granted RSUs on February 10, 2025.  The RSUs and have been valued at the TSX closing price for the Company's Common Shares on date of grant of $1.09.  The RSUs vest 100% on the payout date on February 10, 2027.  The following shows the number of RSUs granted and the value estimated at grant date:

NEO	Number of RSUs	Value on Grant Date
Ronald Thiessen	350,000	381,500
Mark Peters	180,000	196,200
John Shively	100,000	109,000
Stephen Hodgson	125,000	136,250

7. Mr. Hodgson received HDSI taxable benefits.

8. Mr. Fueg's other compensation included a payout of vacation accrued totaling $66,179.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The Company currently has an option‐based awards plan (the "2025 Option Plan") and two share-based awards plans (the "DSU Plan" and the "RSU Plan").  The following table sets out the options and share-based awards outstanding as of December 31, 2025, for each NEO:

Name	Year of grant	Option-based Awards				Share-based Awards
		Number of securities underlying un-exercised options (#)	Option exercise price ($)	Option expiry date m- d-y	Value of unexercised in-the-money options (note 1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (note 2) ($)	Market or payout value of vested share- based awards not paid out or distrib- uted ($)
Ronald Thiessen	2020	1,200,000	2.01	Jul-17-2025 [3]	828,000	-	-	-
	2022	2,004,000	0.41	Aug-18-2027	4,589,160	-	-	-
	2025	-	-	-	-	350,000	381,500	-
Mark Peters	2020	100,000	2.01	Jul-17-2025 [3]	69,000	-	-	-
	2022	1,002,000	0.41	Aug-18-2027	2,294,580	-	-	-
	2025	-	-	-	-	180,000	196,200	-
John Shively	2020	102,000	2.01	Jul-17-2025 [3]	70,380	-	-	-
	2022	250,000	0.41	Aug-18-2027	572,500	-	-	-
	2025	-	-	-	-	100,000	109,000	-
James Fueg	2022	200,000	0.41	Aug-18-2027	458,000	-	-	-
Stephen Hodgson	2022	150,000	0.41	Aug-18-2027	343,500	-	-	-
	2025	-	-	-	-	125,000	136,250	-

Note:

1. The value is calculated as the difference between the TSX closing price of $2.70 per Common Share on December 31, 2025, being the last trading day, and the exercise price of options.

2. On February 10, 2025, RSUs under the RSU Plan were granted to certain of the NEOs as indicated in Note 6 to NEO Compensation Summary Table above.  The RSUs only vest on the payout date on February 10, 2027.  The value has been calculated based on the number of Common Shares underlying such awards multiplied by the TSX closing price on the date of grant of $1.09.

3. The options were set to expire on July 17, 2025, but were extended pursuant to certain provisions of the 2025 Option Plan.

No new options have been granted since the end of August 2022.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out value vested or earned for all incentive plans during the year ended December 31, 2025, for each NEO:

Name	Option-based awards - Value vested during the year ($) 1	Share-based awards - Value vested during the year ($) [2]	Non-equity incentive plan compensation - Value earned during the year ($)
Ronald Thiessen	-	nil	-
Mark Peters	-	nil	-
John Shively	-	nil	-
James Fueg	-	-	-
Stephen Hodgson	-	nil	-

Notes:

1. There were no options under option-based awards that vested during 2025.  The last grant was made on August 18, 2022, and those options fully vested in 2023.  If options had been granted and had vested during 2025, the value vested would represent the aggregate dollar value that would have been realized assuming the exercise was on the vesting date, calculated by multiplying the number of options by the excess of the market price of the Common Shares over the exercise price on that date.

2. RSUs issued on February 10, 2025 only vest on the payout date of February 10, 2027.  If RSUs had vested during the year, the value vested would have been determined based on the grant date market closing price for Common Shares multiplied by the number of RSUs that vested.

Pension Plan Benefits

Except as outlined herein, the Company has no pension or deferred compensation plans for its NEOs, directors, officers, or employees.

The Pebble Partnership, a subsidiary of the Company, has a 401(k)-retirement savings plan for U.S. employees whereby employees can contribute a portion of their pay and receive a dollar-for-dollar Company match up to 6% of their pay, subject to IRS limitations.

Termination and Change of Control Benefits

Other than the employment agreements that our wholly-owned subsidiary, Pebble Services Inc. ("PSI"), has with Messrs. Shively and Fueg, there is no written employment contract between the Company or its subsidiaries and the NEOs.  However, Messrs. Thiessen, Peters and Hodgson have agreements with HDSI and are seconded to the Company.  Each of Messrs. Thiessen, Peters and Hodgson have change of control agreements with the Company (discussed further below).

There are no compensatory plan(s) or arrangement(s), with respect to any NEO, other than discussed below, resulting from the resignation, retirement, or any other termination of employment of the officer's employment or from a change of any NEO's responsibilities following a change in control.

Under the employment agreement for Mr. Fueg, Mr. Fueg is entitled to two months prior written notice or payment in lieu of notice, or a combination of both, should PSI terminate his employment without cause.  Mr. Fueg does not have change of control provisions in his employment agreement.

Under the employment agreement for Mr. Shively, upon termination for unsatisfactory performance, Mr. Shively is entitled to three months prior written notice or payment in lieu thereof.  Upon termination within 12 months following a change of control, or if Mr. Shively's position is no longer required, or the Company no longer desires Mr. Shively to fill the position or if the Company determines not to proceed with the Pebble Project, Mr. Shively is entitled to receive 12 months prior written notice or payment in lieu thereof, and in the event of a termination following a change of control any options to purchase common shares held by Mr. Shively would vest and be exercisable in full until their normal expiry date.

Under the change of control agreements for Messrs. Thiessen, Peters and Hodgson, if they resign or are terminated without cause (including constructive dismissal) following a change of control:

  Mr. Thiessen is entitled to a payment of $920,000 as specified in his agreement;
  Mr. Peters is entitled to a payment of $500,000 as specified in his agreement; and
  Mr. Hodgson is entitled to a payment equal to his annual salary payable as set out in his employment contract.

In addition to the foregoing, Messrs. Thiessen, Peters and Hodgson are entitled to receive any amount earned and payable under any Company incentive plan, or if no amount is earned for the year in question, any incentive plan payment made in the previous year, and all stock options held by them would vest and be exercisable in full until their normal expiry date.

Director Compensation

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge, and abilities to carry out the Board's mandate.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Company's most recently completed financial year of December 31, 2025, is:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Desmond Balakrishnan [1]	44,550	-	-	-	-	-	44,550
Robert Dickinson 2,	170,000	98,100	-	-	-	-	268,100
Siri Genik [1]	56,100	-	-	-	-	-	56,100
Josie Hickel 1,	55,340	-	-	-	-	-	55,340
Wayne Kirk 1, 3	28,050	27,732	-	-	-	-	55,782
Christian Milau 1	46,365	-	-	-	-	-	46,365
Ken Pickering 1,, 4	-	55,468	-	-	-	-	55,468
Isabel Satra	-	-	-	-	-	-	-

Notes:

1. In 2025, each of the independent directors of the Company was entitled to an annual director's fee comprising of: a) $44,550 Base Fee; b) $9,570 for being the Chair of the Audit and Risk Committee; c) $3,850 for being the Chair of the Compensation  Committee, Nominating and Governance Committee and Sustainability Committee; and d) $3,850 for being a member of one of the Committees.  Mr. Milau resigned as a director in September 2025.

2. Fees for Mr. Dickinson are paid through HDSI. The fee amount shown is the amount paid to HDSI by the Company for Mr. Dickinson serving as a director and as Chair of the Board.

3. Mr. Kirk elected to receive his fees 50% in cash and 50% in DSUs. The amount shown for share-based awards represents the fair value of the DSUs granted in respect to fees earned in the current fiscal year based on the TSX closing price of Common Shares on date of grant as follows:

Year & Month Granted	Period covered	Number Of DSUs	TSX Price ($)	Total ($)
April 2025	January - March	4,318	1.28	5,527
July 2025	April - June	3,502	2.40	8,405
January 2026	July - December	4,859	2.84	13,800
		12,679		27,732

4. Mr. Pickering elected to receive 100% of his fees in DSUs.  The amount shown for share-based awards represents the fair value of the DSUs granted in respect to fees earned in the current fiscal year based on the TSX closing price of Common Shares on date of grant as follows:

Year & Month Granted	Period covered	Number Of DSUs	TSX Price ($)	Total ($)
April 2025	January - March	8,636	1.28	11,054
July 2025	April - June	7,005	2.40	16,812
January 2026	July - December	9,719	2.84	27,602
		25,360		55,468

5. Mr. Dickinson was granted 90,000 RSUs on February 10, 2025. The RSUs  have been valued at the TSX closing price for the Company's Common Shares on date of grant of $1.09.  The RSUs vest 100% on the payout date on February 10, 2027.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding pursuant to the 2025 Option Plan and all outstanding share-based awards pursuant to the DSU Plan and the RSU Plan as of December 31, 2025, for each director, excluding a director who is already set out in disclosure for an NEO above:

Name(4)	Year of grant	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date m - d - y	Value of unexercised in- the-money options (note 1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (note 2) ($)	Market or payout value of vested share-based awards not paid out or distributed (note 3) ($)
Desmond Balakrishnan	2016	-	-	-	-	-	-	226,838
	2020	120,000	2.01	Jul-17-2025 [4]	82,800	-	-	-
	2022	200,000	0.41	Aug-18-2027	458,000	-	-	-
Robert Dickinson	2020	300,000	2.01	Jul-17-2025 [4]	207,000	-	-	-
	2022	500,000	0.41	Aug-18-2027	1,145,000	-	-	-
	2025	-	-	-	-	90,000	98,100	-
Wayne Kirk	2021	-	-	-	-	-	-	52,871
	2022	200,000	0.41	Aug-18-2027	458,000	-	-	166,253
	2023	-	-	-	-	-	-	201,644
	2024	-	-	-	-	-	-	178,332
	2025	-	-	-	-	-	-	45,263
Christian Milau	2020	120,000	2.01	Jul-17-2025 [4]	82,800	-	-	-
Ken Pickering	2016	-	-	-	-	-	-	248,878
	2020	120,000	2.01	Jul-17-2025 [4]	82,800	-	-	-
	2022	200,000	0.41	Aug-18-2027	458,000	-	-	-
	2025	-	-	-	-	-	-	42,231

Notes:

1. For options, the value is the difference between the TSX closing price of $2.70 per Common Share at December 31, 2025, and the exercise price of the options.

2. The RSUs were granted on February 10, 2025 and only vest on the payout date on February 10, 2027.  The value has been calculated based on the number of Common Shares underlying such awards multiplied by the TSX closing price on the date of grant of $1.09

3. The values relate to DSUs outstanding as of December 31, 2025, which were fully vested on date of grant, and have been calculated based on the number of Common Shares underlying such awards multiplied by the TSX closing price of $2.70 per Common Share at December 31, 2025.  The following table provides the number of DSUs outstanding, and values attributed:

Director	Number of DSUs	Values ($)
Desmond Balakrishnan	84,014	226,838
Wayne Kirk	238,653	644,363
Ken Pickering	107,818	291,109

4. The options were set to expire on July 17, 2025, but were extended pursuant to certain provisions of the 2025 Option Plan.

5. Mr. Milau resigned as a director in September 2025.

6. Ms. Genik, Ms. Hickel and Ms. Satra hold no options presently.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all awards pursuant to incentive plans (value vested or earned) during the year ended December 31, 2025, for each director, excluding a director who is included in disclosure for an NEO above:

Name	Option-based awards - Value vested during the year ($) [1]	Share-based awards - Value vested during the year ($)[3]	Non-equity incentive plan compensation - Value earned during the year ($)
Desmond Balakrishnan	-	-	-
Robert Dickinson	-	nil	-
Siri Genik	-	-	-
Josie Hickel	-	-	-
Wayne Kirk	-	-	-
Christian Milau[2] Former Director	-	-	-
Ken Pickering	-	-	-
Isabel Satra	-	-	-

Note:

1. There were no options under option-based awards that vested during 2025.  The last grant was made on August 18, 2022, and those options fully vested in 2023.  If options had been granted and had vested during 2025, the figures in the column would represent the aggregate dollar value that would have been realized upon exercised on the vesting date, calculated by multiplying the number of options by the excess of the market price of the Common Shares over the exercise price on that date.

2. Mr. Milau resigned from the board of directors on September 2, 2025.

3. RSUs issued on February 10, 2025 only vest on the payout date on February 10, 2027.  If RSUs had vested during the year, the value vested would have been determined based on the grant date market closing price for Common Shares multiplied by the number of RSUs that vested.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See disclosure below concerning the Company's current Share Compensation Arrangements, being:

1. the 2025 Share Option Plan, as amended (the "Share Option Plan"), a rolling 8% maximum option plan, which Share Option Plan, was last approved and ratified by shareholders on June 19, 2025;

2. the Non-Employee Directors Deferred Share Unit Plan ("DSU Plan") with a rolling 1% maximum of Deferred Share Units ("DSUs") available pursuant to the DSU Plan, subject to the 8% rolling maximum under all Share Compensation Arrangements of the Company, which was approved by the shareholders on June 27, 2024, for a three-year period and amendments to the DSU Plan were approved by shareholders on June 19, 2025; and

3. the Restricted Share Unit Plan ("RSU Plan") with a rolling 1% maximum of Restricted Share Units ("RSUs") available pursuant to the RSU Plan, subject to the 8% rolling maximum under all Share Compensation Arrangements of the Company, which was last approved by the shareholders on June 27, 2024, for a three-year period.

At the Meeting and further to the approval by shareholders of the continuation of the Share Option Plan at the 2025 AGM for three years, the Company will present a further ordinary resolution to approve and authorize for grant all currently available and unallocated Options issuable pursuant to the Share Option Plan, as amended and in effect, until June 24, 2029.  The additional approval is a requirement of the TSX as the resolutions adopted by shareholders at the 2025 AGM to approve the continuation of the Stock Option Plan inadvertently did not include the approval of and authorization to grant the currently available and unallocated Options issuable pursuant to the Share Option Plan.  If the additional resolution is not approved, the Company will not have the ability to grant further stock options under the Share Option Plan

See related disclosure under "Particulars of Matters to be Acted Upon".

Share Option Plan

The Company's current issued and outstanding stock options have been granted pursuant to and are governed by the Share Option Plan. A complete copy of the Share Option Plan was filed with the TSX on May 5, 2026, and is available for viewing, under the Company's SEDAR+ profile at www.sedarplus.ca. As at the date hereof, there are Options outstanding under the Share Option Plan to purchase an aggregate of 9,646,300 Common Shares, representing approximately 1.7% of the outstanding Common Shares, outstanding under the Share Option Plan.  A summary of the Share Option Plan in its current form is set out below.

Summary

The following is a summary of the material terms of the Share Option Plan:

(a) Persons who are directors, officers, employees, or consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company, are eligible to receive grants of options under the Share Option Plan.

(b) Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c) All options granted under the Share Option Plan may be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except that in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of (1) one year after the date of death of such Optionee and (2) the date of expiration of the term otherwise applicable to such Option.

(d) Vesting of options is determined by the Board and subject to the following:

  where an Optionee has left the Company's employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the Share Option Plan, vested options expire on the earlier of the expiry date of the option or 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same unless the Board otherwise resolves;

    in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

  in the case of an Optionee being dismissed from employment or service for cause, such Optionee's options, whether or not vested at the date of dismissal, immediately terminate without right to exercise same;

  in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions immediately vest upon the occurrence of the change of control; and

  in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision immediately vest on the date of Meeting upon which the director is not re-elected;

(e) All share options granted under the Share Option Plan are exercisable for a period of up to 5 years and will vest at the discretion of the Board, provided that the term of such options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company's policies or applicable securities legislation, and subject to:

(i) the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii) remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A "blackout period" is any period of time during which a participant in the Share Option Plan is unable to trade securities of the Company as a consequence of the implementation of a general restriction on trading pursuant to the Company's governance policies that authorize general and/or specific restrictions on trading by service providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company's affairs. The term of an option will expire on its Expiry Date as defined in the Share Option Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, in which case the Expiry Date for that Option will be the date that is the tenth business day after the date the blackout period expires.

(f) The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the weighted average trading price of the Company's shares on the TSX for the five trading days preceding the date of the grant.

(g) Subject to the policies of the TSX, the Share Option Plan may be amended by the Board without further shareholder approval to:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an option granted under the Share Option Plan;

(iii) change the termination provision of an option granted under the Share Option Plan, if it does not entail an extension beyond the original expiry date of such option;

(iv) add a cashless exercise feature payable in cash or Common Shares;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi) make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii) make such amendments as reduce, and do not increase, the benefits of this Plan to Service Providers.

(h) The Share Option Plan has the following additional restrictions:

(i) Common Shares to be issued to Insiders under the Share Option Plan, when combined with all of the Company's other share compensation arrangements, may not exceed 8% of the outstanding Common Shares in any 12 month period;

(ii) the number of Common Shares issuable to Insiders as a group under the Plan, when combined with Common Shares issuable to Insiders under all the Company's other security based compensation plans, may not exceed 8% of the Company's issued Common Shares;

(iii) the aggregate annual value of Common Shares being issuable to directors who are non-employee directors of the Company may not exceed the following limits for each individual director:

a. $100,000 in any twelve-month period in the form of stock options granted under this Plan; and

b. $150,000 in any twelve-month period when combined with the value of Common Shares issuable to the individual non-employee director pursuant to all grants under all of the Company's other Share Compensation Arrangements during the twelve-month period currently in effect for their benefit  (for avoidance of doubt excluding any previously exercised Options or other Share Compensation Arrangement already paid); and

(iv) a reduction in the exercise price of an option granted hereunder to an Insider or an extension of the term of an option granted hereunder benefiting an Insider, would require the approval of the disinterested shareholders (defined below) of the Company.

Disinterested Shareholder approval shall be required in respect of:

a. any amendment which reduces the Exercise Price of an Option;

b. any amendment to extend the term of an option;

c. amendments to increase any of the limits on the number of Options that may be granted;

d. any amendment to eligible participants that may permit an increase to the proposed limit on non-employee director participation;

e. any amendment relating to the transferability or assignability of an Option;

f. any amendment to section 2.10 - "Terms or Amendments Requiring Disinterested Shareholder Approval" of the Plan; and

g. any amendments required to be approved by shareholders under applicable law.

The Share Option Plan provides for the grant of Options that meet the definition of Incentive Stock Options under the United States Internal Revenue Code.  Subject to adjustment for general changes to the Common Shares, the total number of Common Shares which may be issued pursuant to such Incentive Stock Options is limited to 5,000,000 Common Shares.

A "disinterested shareholder" means a shareholder that is not an Insider eligible to receive Share Options under the Share Option Plan, and who is not an Associate of an Insider. An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Recent Amendments

On January 28, 2026, the Board approved the addition of a "cashless exercise" feature to the Share Option Plan.  This amendment was permitted, without prior approval of the shareholders, in accordance with the amendment language in section 4.3 of the Share Option Plan.  Following this amendment to the Share Option Plan, an optionee may elect, subject to the approval of the CEO of the Company and provided no Blackout Period is in effect, to undertake a broker assisted net exercise of Incentive Stock Options. Upon delivery of a notice of an optionee to elect a net exercise, the Company or its designee (including third party administrators) will instruct a broker engaged by the Company for such purposes to sell such number Common Shares deliverable upon the exercise of the Incentive Stock Options subject to the Net Exercise as required to yield total proceeds of sale (after payment of broker commissions) equal to the exercise price of the Incentive Stock Options, and applicable taxes required to be withheld by the Company in respect of the Incentive Stock Option exercise. Upon withholding as described above, the Company will deliver to the optionee the remaining unsold Common Shares issued on exercise of the Incentive Stock Options.

TSX Shareholder Approval Requirement

Under TSX rules, a listed company with a stock option plan reserving a percentage of the issued and outstanding voting securities in its capital stock on a rolling basis, must obtain Shareholder approval to continue its stock option plan at a meeting of shareholders every three years following the meeting at which the stock option plan was last approved.  The Share Option Plan was last approved by Shareholders on June 19, 2025.

DSU Plan

Summary

A complete copy of the DSU Plan was filed on May 14, 2025, and is available for viewing, under the Company's SEDAR+ profile at www.sedarplus.ca.  Capitalized terms used but not defined herein have the meaning ascribed to them in the DSU Plan.  A summary of the DSU Plan in its current form is set out below.

Administration of Plan

The Compensation Committee shall administer the DSU Plan. The DSU Plan provides that non-employee directors designated by the Compensation Committee as eligible to participate in the DSU Plan (a "Participant") may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the "Annual Base Compensation") in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company. The value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a "DSU Account") when such Annual Base Compensation is payable. The director's DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. "Share Price" is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or (if the Company elects to redeem the DSUs by payment of cash) the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Generally, a Participant shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the "Termination Date") and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant's "separation from service" as defined under Internal Revenue Code Section 409A. Redemptions of DSUs under the DSU Plan may be in Common Shares issued from treasury, may be in Common Shares purchased on behalf of the Company on the open market for delivery to the Participant, may be settled in cash, or any combination of the foregoing.

Maximum Number of Common Shares Issuable for DSUs

DSUs may be granted in accordance with the DSU Plan, provided that the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time may not exceed 1.0% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including all of the Share Option, DSU and RSU Plans) at any time shall not exceed 8% of the total number of outstanding Common Shares.  As at the date hereof, there are 558,294 DSUs outstanding, representing approximately 0.1% of the outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares that may be issued to insiders (as that term is defined by the TSX) in any 12-month period under all Security Based Compensation Arrangements cannot exceed 8% of the total number of outstanding Common Shares.

The number of Shares issuable to Insiders as a group under the Plan, when combined with Shares issuable to Insiders under all the Company's other security-based compensation plans, may not exceed 8% of the Company's issued Shares.

The aggregate annual value of Shares issuable pursuant to grants of DSUs to directors who are non-employee directors of the Company may not exceed the following limits for each individual director:

(a) $100,000 in any twelve-month period in the form of DSUs granted under this Plan, and

(b) $150,000 in any twelve-month period when combined with the value of Shares issuable to the individual non-employee director pursuant to all grants under all of the Company's other Share Compensation Arrangements during the twelve-month period; and

(c) no exercise price of a DSU granted to an Insider may be reduced nor an extension to the term of an option granted to an Insider extended without Disinterested Shareholder Approval.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a "clerical" or "housekeeping" nature;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c) amendments to the termination provisions of the DSU Plan;

(d) amendments necessary or advisable because of any change in applicable laws;

(e) amendments to the transferability of DSUs;

(f) amendments relating to the administration of the DSU Plan; or

(g) any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h) no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan; and

(i) shareholder approval shall be obtained in accordance with TSX requirements, for any amendment:

i. to increase the maximum number of Common Shares which may be issued under the DSU Plan;

ii. to the amendment provisions of the DSU Plan; or

iii. to expand the definition of "Participant".

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director's DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are paid out, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director's basis in any Common Shares received will equal the fair market value of the Common Shares when the DSUs are paid out. If, as usually is the case, the Common Shares are a capital asset in the Director's hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss. To the extent that a Director's DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

RSU PLAN

Summary

A complete copy of the RSU Plan was filed on May 26, 2021, and is available for viewing, under the Company's SEDAR+ profile at www.sedarplus.ca. Capitalized terms used but not defined herein have the meaning ascribed to them in the RSU Plan.  A summary of the RSU Plan is set out below.

Eligible Participants

The RSU Plan is administered by the Compensation Committee of the Board. Employees, executive officers or executive directors and eligible consultants of the Company and its designated subsidiaries ("Participants") are eligible to participate in the RSU Plan. Non-executive directors may not be Participants under the RSU Plan. RSUs awarded to Participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the Participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The "vesting" (i.e. fulfilment of conditions required for absolute entitlement) of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

Once the RSUs vest, the Participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased on behalf of the Company in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the Participant is entitled multiplied by the Market Value of a Common Share on the payout date. Market Value per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetical average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall generally be on the third anniversary of the date of the grant. The expiry date of RSUs will be determined by the Committee at the time of grant. However, unless otherwise determined on the Grant Date, the expiry date shall be within the maximum term for all RSUs of three years.  All RSUs for which vesting cannot be satisfied due to a departure from the Company, will be available for future grants.

Maximum Number of Common Shares Issuable

RSUs may be granted in accordance with the RSU Plan, provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 1.0% of the number of issued and outstanding Common Shares from time to time. Furthermore, the aggregate maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including Option, DSU and RSU Plans), at any time, shall not exceed 8% of the total number of outstanding Common Shares. As at the date hereof, there are 1,170,000 RSUs outstanding, representing approximately 0.22% of the outstanding Common Shares.

The RSU Plan provides that the maximum number of Common Shares that may be issued to insiders (as that term is defined by the TSX) in any 12-month period under all Security Based Compensation Arrangements cannot exceed 8% of the total number of weighted average number of Shares outstanding during the year.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a Participant's termination date shall terminate and be forfeited. If a Participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company's discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such Participant's RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law except, if and on such terms as the Company may permit, to certain family members and private affiliate companies of the Participants.

Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c) to change the vesting provisions of RSUs;

(d) to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e) to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f) any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g) no such amendment of the RSU Plan may be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant(s) under the RSU Plan; and

(h) shareholder approval shall be obtained in accordance with TSX requirements for any amendment that results in:

i. an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

ii. an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

iii. other types of compensation through Common Share issuance;

iv. expansion of the rights of a Participant to assign RSUs beyond what is currently permitted in the RSU Plan;

v. the addition of new categories of Participants, other than as already contemplated in the RSU Plan; or

vi. any amendments to section 12 - Amendment, Suspension or Termination of the Plan that will increase the Company's ability to amend the Plan without shareholder approval.

Certain United States Federal Income Tax Consequences

The following description applies to RSUs that are subject to U.S. federal income tax. The grant of RSUs should not result in taxable income to the Participant at the time of grant. When RSUs are paid out, the Participant will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the RSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Participant's basis in any Common Shares received will equal the fair market value of the Common Shares when the RSUs are paid out. If, as usually is the case, the Common Shares are a capital asset in the Participant's hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss.

Equity Compensation Plan Information

The table below sets out equity compensation plan information as of December 31, 2025 financial year end.

	Number of shares to be issued upon exercise of outstanding share options and rights	Weighted-average exercise price of outstanding share options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [1,3]
Plan Category	(a)	(b)	(c)
Share Option Plan [2]	11,840,300	$0.82	31,236,108 [1]
Deferred Share Unit Plan [2]	430,485	N/A	5,154,127
Restricted Share Unit Plan [2]	1,170,000	N/A	4,414,612
Total [2]	13,440,785	N/A	31,236,108 [1]

Notes:

1. Determined based on the 8% aggregate maximum Common Shares allowable pursuant to all share compensation arrangements, which as of December 31, 2025 was 44,676,893 Common Shares based on 558,461,162 Common Shares issued and outstanding.  The 31,236,108 securities remaining eligible for issuance under the Share Option Plan represents 5.59% of issued and outstanding Common Shares.

2. Total outstanding grants was 2.4% of issued Common Shares at December 31, 2025, consisting of 11,840,300 Options (2.1%), 430,485 DSUs (0.1%) and 1,170,000 RSUs (0.2%).

3. The number of securities remaining available for future issuance has been determined based on the maximum number of eligible Common Shares permitted to be issued under the Share Option Plan, the DSU Plan and the RSU Plan being, in the aggregate, 8% of the outstanding Common Shares as at December 31, 2025, and will be reduced to the extent that any additional DUSs or RSUs are issued.  The maximum number of DSUs and RSUs outstanding at any time may not each exceed 1% of the outstanding Common Shares subject to the overall limit of 8% for all equity compensation plans. Therefore, potentially there are 31,236,108 of combined Options, DSUs and RSUs that can be issued as of December 31, 2025, with the maximum number of DSUs being limited to 5,154,127 (0.9% of outstanding Common Shares) and 4,414,612 RSUs (0.8% of outstanding Common Shares) that may be issued as of December 31, 2025, under those plans, subject further to the overall limitation of 8% for all equity compensation plans.

The following table sets out the annual burn rate for grants issued under each equity compensation plan for the past three fiscal years:

	For the fiscal year ended December 31
	2025	2024	2023
Share Option Plan	N/A	N/A	N/A
DSU Plan	0.01%	0.01%	0.01%
RSU Plan	0.21%	N/A	N/A

Notes:

1. The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding during that same year.

2. N/A denotes no issuances or grants were made in the fiscal period.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2025, nor have they had any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

Except as hereafter described, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

HDSI is a company which is privately owned by persons of whom some are directors of the Company, being Messrs. Dickinson and Thiessen.

The Company has a management services agreement with HDSI dated July 2, 2010 (the "Agreement") pursuant to which HDSI provides geological, corporate development, administrative and management services to, and incurs third-party costs on behalf of, the Company and its subsidiaries at annually set rates.  During the year ended December 31, 2025, the Company paid HDSI approximately $3.6 million (2024 - $3.4 million) for services rendered by HDSI and reimbursed HDSI approximately $0.9 million (2024 - $0.9 million) for third party costs incurred on the Company's behalf.

Details with respect to fees paid by the Company to HDSI for fiscal years ended December 31, 2025, and 2024 expressed in thousands, is set forth below:

Transactions	2025	2024
Services rendered by HDSI:
Technical
Engineering	$264	$187
Environmental	121	60
Other technical services	53	38
	438	285
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	2,582	2,530
Shareholder communication	583	596
	3,165	3,126

Total for services rendered	3,603	3,411

Reimbursement of third-party expenses
Conferences and travel	294	221
Insurance	74	74
Office supplies and information technology [2]	545	557
Total reimbursed	913	852

Total	$4,516	$4,263

Certain members of the Company's senior management are employed directly by HDSI rather than by Northern Dynasty.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder approval, which are described in detail above, namely the election of directors and appointment of the auditors for the ensuing year, the Company will also seek Shareholder approval of the following:

1. further to the approval of the Stock Option Plan at the 2025 annual general meeting, an ordinary resolution of shareholders to authorize and approve for grant all currently available and unallocated Options issuable pursuant to the Share Option Plan until June 24, 2029.

Approval of Unallocated Entitlements under the Share Option Plan

Shareholder Resolution to Approve the Unallocated Entitlements under the Stock Option Plan

The Shareholders of the Company approved the Stock Option Plan at the Company's annual general meeting on June 19, 2025.  Due to an administrative error, the Company omitted to place before shareholders an additional resolution required by the TSX, providing that all available and unallocated Options issuable pursuant to the Share Option Plan be approved and authorized for grant until June 19, 2028.  To remedy this oversight, the Company is required to seek this approval at the Meeting.  To be effective, the resolution approving the unallocated entitlements under the Stock Option Plan (the "Unallocated Entitlements Resolution") must be approved by not less than a simple majority of votes by shareholders of the Company present in person or represented by proxy at the Meeting.  If the resolution is not approved, then the Company will not be entitled to issue further grants of options under the Share Option Plan after the completion of the Meeting under the policies of the TSX.

The text of the Unallocated Entitlements Resolution to be submitted to Shareholders for approval at the Meeting is set forth below:

"Be it RESOLVED as an ordinary resolution of shareholders that:

1. all currently available and unallocated Options issuable pursuant to the Share Option Plan are hereby approved and authorized for grant until June 24, 2029;

2. the Company has the ability to grant Incentive Stock Options under the Share Option Plan until June 24, 2029; and

3. any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, whether under the common seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to these resolutions."

Recommendation

The Board unanimously recommends the Shareholders approve the Unallocated Entitlements Resolution as incentive options are an important element of corporate compensation and, should the Company be unable to grant them, the Company would then be at a severe competitive disadvantage in attracting and retaining talented management and employee personnel.

If the Shareholders fail to approve the Unallocated Entitlements Resolution the Company will be unable to grant further Options.  Any previously granted Options which, upon exercise, would normally be returned to the base count of Common Shares available for grant of Options would no longer be available for reissuance, and if any previously granted Options are cancelled or expire prior to exercise, would, similarly, not be available for reissuance.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's Annual Information Form and in the Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024, Report of Independent Accounting Firm, and related Management Discussion and Analysis filed under the Company's profile on SEDAR+ at www.sedarplus.ca.  Copies of the Company's most recent interim financial statements and related management discussion and analysis, and additional information, may also be obtained from SEDAR+ and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, May 5, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Thiessen

Ronald Thiessen

President and Chief Executive Officer

QUESTIONS MAY BE DIRECTED TO THE PROXY
SOLICITATION AGENT

North American Toll Free | 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Text Messages: Text the word, INFO, to 416-304-0211 or 1-877-452-7184

By Email | assistance@laurelhill.com